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August 6, 2009
Ms. Jessica Livingston
Ms. Kathryn McHale
Financial Services Group
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Independent Bank Corp. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the fiscal quarter ended March 31, 2009 File No. 001-09047
Dear Ms. Livingston and Ms. McHale:
     I write on behalf of Independent Bank Corp. (“Independent”) in response to your July 17, 2009 letter (the “Comment Letter”) to my colleague Christopher Oddleifson which provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) based upon their review of the disclosures made by Independent in the above-referenced filings with the Commission. For your convenience we repeat below each of the Staff comments verbatim in italicized print immediately prior to Independent’s response thereto:
Form 10-K for the fiscal year ended December 31, 2008
Management Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Information, Page 31:
Comment: We note you provide certain non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly amortization, M&A expenses, restructuring charges, and securities write-downs. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures prepared by Staff Members of the Division of Corporation Finance in determining that such measures were not prohibited non-GAAP measures. Please also revise your future filings to provide all of the required disclosures. In particular, please disclose the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

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Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

Response: Independent is the bank holding company of a commercial bank. As a consequence, Independent’s gross revenues are primarily determined by the traditional elements of banking revenue, namely: net interest income (i.e., the difference between the interest earned on loans and the securities, less the interest paid on deposits and borrowings); and, non-interest or “fee” income derived from the fees generated from loans, deposits, mortgage banking, wealth management activities, and other financial services and/or products. Independent’s overall financial performance is calculated based upon the combination of net interest income and non-interest or fee income, as reduced by operating expenses, the provision for loan losses, and the impact of income taxes. When management assesses Independent’s financial performance, it does so based upon the performance of Independent’s core banking business. Management believes that when shareholders, potential investors, and industry analysts assess the financial performance of Independent, and compare it to other bank holding companies, they also do so based upon the performance of Independent’s core banking business.
     Independent’s financial performance, as determined in accordance with Generally Accepted Accounting Principles (“GAAP”), sometimes also includes gain or loss due to items that management does not believe are related to its core banking business, such as gains or losses on the sales of securities, merger & acquisition expenses, and litigation reserves. Management, therefore, also computes Independent’s operating earnings, which excludes these items, to measure the strength of Independent’s core business and to identify trends that may to some extent be obscured by non-core items.
     The management of Independent carefully considered the guidance in Item 10(e) of Regulation S-K and in Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures and concluded that that it was appropriate to include a computation of Independent’s operating earnings, a non-GAAP financial measure, in its filings with the Commission because it is useful for shareholders, potential investors, and financial industry analysts to have access to the same assessment of core financial performance used by management. Independent believes that its computation of operating earnings does not fall within any of the prohibited categories of Item 10(e)(1)(ii), including paragraph (B) which prohibits measures that “eliminate or smooth items identified as non-recurring, infrequent or unusual.” The items identified by Independent as “non-core” are not characterized as non-recurring, infrequent or unusual, and the purpose of excluding them is not to smooth earnings or give the impression that such items are unlikely to recur. Instead, the substantive reason for including this non-GAAP information is to provide shareholders, potential investors, and industry analysts with the same analytical tool used by management to understand the underlying core operational performance of Independent and thereby provide a “window” into Independent’s business operations that assists with assessing the overall financial health of Independent and with identifying business and performance trends that may be more difficult to identify and evaluate when non-core items are included. Management believes that the

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Ms. Kathryn McHale
Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

computation of operating earnings also facilitates the comparison of Independent to other companies in the financial services industry.
     As Independent’s disclosure notes, the non-GAAP information is not considered to be a substitute for GAAP operating results, and the non-core items can be of substantial importance to any particular quarter’s or year’s results. Accordingly, Independent never presents this non-GAAP information on the face of its financial statements or in any pro forma financials, always gives the GAAP information equal or greater prominence, always provides reconciliations to the most directly comparable GAAP information, and includes such information only in Management’s Discussion and Analysis, as is appropriate for an analytical tool.
     Question 8 of the Frequently Asked Questions notes that, to the extent that any of the excluded items are recurring, there is no per se prohibition against excluding such items, and that whether a non-GAAP financial measure that excludes recurring items is permissible depends on all the facts and circumstances. It goes on to state that “[s]uch measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the items will disappear or become immaterial within a near-term finite period.” Management does in fact believe that the financial impact of the items excluded when computing operating earnings will disappear or become immaterial within a near-term finite period. Independent thus believes that, under all the facts and circumstances, the inclusion of a non-GAAP operating earnings computation in its filings with the Commission is beneficial to investors.
     Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide the requested disclosure in future filings, consistent with the rationale provided in this response.
Financial Position ~ Allowance for Loan Losses, Page 44
Comment: We note you increased your allowance for loan losses by $5.5 million during 2008 due to the addition of Slade’s Ferry Bancorp allowance for loan losses. Please tell us the composition of the loan portfolio acquired and how you applied the guidance of SOP 03-3.
Response: The Slade’s Ferry Bancorp’s loan portfolio totaled $467.1 million as of the acquisition date and was comprised of the following loan types:

Portfolio Composition	Total
Commercial & Industrial	12.3%
Commercial Real Estate	48.9%
Construction	5.6%
Residential	29.9%
Home Equity	2.8%
Consumer	0.4%

Grand Total	100.0%

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August 6, 2009

Independent evaluated the Slade’s Ferry Bancorp loan portfolio as of the acquisition date in order to determine which loans had evidence of credit deterioration since the date of origination as defined by SOP 03-3. A commercial loan was evaluated for evidence of credit deterioration if the loan met any of the following criteria:
•	Loan met the definition of impaired, as defined by FASB Statement No. 114, as of the acquisition date;

•	Loan was classified as substandard or worse as of the acquisition date; and

•	Loan was on non-accrual status as of the acquisition date.
Independent’s evaluation of commercial loans, which is inclusive of construction loans, meeting these criteria resulted in five loans, with a balance of $1.4 million, considered to have evidence of credit deterioration as of the acquisition date as defined by SOP 03-3. Independent determined that the probable loss associated with those five loans was $157,000 as of the acquisition date.
     A similar analysis was performed for the residential mortgage loan portfolio. Independent considered residential loans with borrowers who exhibited certain high risk factors, such as low credit bureau scores, derogatory reporting information, liquidity issues, and/or highly leveraged financial positions, to be loans with evidence of credit deterioration as defined by SOP 03-3. One loan, with a balance of $338,000 as of the acquisition date, was determined to have a probable loss of $66,000.
     Due to the immateriality of the outstanding balances associated with the consumer and home equity loan portfolios as of the acquisition date, they were excluded from the evaluation.
     Independent concluded that the amount of total probable losses, $223,000, related to the six loans described above was not material either to the overall financial statements of the combined entity or to the combined allowance for loan losses. Accordingly, the entire recorded allowance for loan losses of $5.5 million for the Slade’s Ferry Bancorp loan portfolio as of the acquisition date was transferred to Independent.
Item 11 ~ Executive Compensation
Comment: In future filings, where you discuss in the CD&A the targets for the annual cash incentive compensation, include the actual performance attained for each target. For example, you provide the target EPS numbers, but not the actual EPS.
Response: Independent will provide the requested disclosure in future filings when a comparable cash incentive plan is in place.

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August 6, 2009

Comment: In future filings, please expand the CD&A disclosure on long term compensation awarded to more specifically describe the competitive factors and strategic objectives considered in making the awards. If this compensation is pursuant to the 2005 Plan, disclose it.
Response: Independent will provide the requested disclosure in future filings.
Comment: Please advise why you state that rows c-e of the Grants of Plan-Based Awards table a have values of zero due to the ARRA restrictions. We note the options expire in 2018. We note no specific disclosure in your document of ARRA provisions prohibiting these payouts in the future. Item 402(d) requires threshold, target and maximum payout information be provided.
Response: Columns c-e of the Grants of Plan-Based Awards table relate to non-equity awards only and not to stock options, which are disclosed in column j. On pages 21-22 of its 2009 Proxy Statement Independent described, in detail, the executive compensation requirements then applicable to Independent’s executive officers based upon Independent’s participation as of that time in the Capital Purchase Program established by the United States Department of the Treasury as part of the Troubled Asset Relief Program. Independent placed values of zero in all of the columns for Estimated Future Payouts Under Non-Equity Incentive Plan Awards on page 26 of its 2009 Proxy Statement on the date when it was filed with the Commission because, as previously explained on page 22 of the Proxy Statement, the executive compensation requirements contained in the American Recovery and Reinvestment Act of 2009 which was enacted on February 17, 2009 prohibited, at the level of Independent’s then current Capital Purchase Program participation, “the payment or accrual of any bonus, retention award, or incentive compensation” to Independent’s executive officers.
Comment: In future filings, expand the disclosure on the Grants of Plan-Based Awards table to provide a narrative discussion of the material factors involved in these option grants, such as a general description of the criteria applied in determining the amounts payable or a description of the performance-based conditions and any other material conditions applicable to the award. Where appropriate, quantify the objective and the actual performance.
Response: Independent will provide the requested disclosure in future filings.
Item 13. Certain Relationships and Related Transactions
Comment: In future filings, please state, if true, that the loans to insiders are on the same terms, etc., as loans made with persons not related to the bank. See Item 404 of Regulation S-K
Response: In its discussion of related party transactions on pages 13-14 of its 2009 Proxy Statement Independent stated:

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August 6, 2009

     Pursuant to various regulatory requirements and other applicable law, the Board of Rockland Trust must approve certain extensions of credit, contracts, and other transactions between Rockland Trust and any director or executive officer. The Board has adopted a written policy, and Rockland Trust has established written procedures, to implement these requirements which state, in essence, that any transaction between Rockland Trust and any director or executive officer must be made on terms comparable to those which Rockland Trust would reach with an unrelated, similarly situated third-party. Rockland Trust’s General Counsel and Rockland Trust’s designated Federal Reserve Bank Regulation O officer share responsibility for oversight and implementation of the Board policy and Rockland Trust procedures for review of related party transactions. . .
     Some of the directors and executive officers of the Company, as well as members of their immediate families and the companies, organizations, trusts, and other entities with which they are associated, are, or during 2008 were, also customers of Rockland Trust in the ordinary course of business, or had loans outstanding during 2008, including loans of $200,000 or more, and it is anticipated that such persons and their associates will continue to be customers of and indebted to Rockland Trust in the future. All such loans were made in the ordinary course of business, did not involve more than normal risk of collectability or present other unfavorable features, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unaffiliated persons . . .
2009 Proxy Statement pages 13-14 (emphasis added). Independent therefore believes that the requirements of Item 404 of Regulation S-K with respect to related party transactions are already satisfied by its current disclosure.
Notes to Consolidated Financial Statements ~ Note (4) — Securities, page 94
Comment: Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Boston stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your December 31, 2008 and March 31, 2009 analysis, discuss how you considered the fact that FHLB Boston has placed a moratorium on all excess stock repurchases and the fact that they incurred a net loss for the year ended December 31, 2008 and the three months ended March 31, 2009.
Response: Management reviewed Federal Home Loan Bank of Boston (the “FHLB Boston”) stock for other than temporary impairment (“OTTI”) as of December 31, 2008 and March 31,

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Ms. Kathryn McHale
Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

2009. In considering whether FHLB Boston stock was subject to OTTI management reviewed the FHLB Boston’s Forms 10-Q and 10-K for the periods ending September 30, 2008 and December 31, 2008 filed with the Commission on November 12, 2008 and April 10, 2009, respectively, as these were the most current financial statements available at the time of the filing of Independent’s 10-K for the year ended December 31, 2008 and the quarter ended March 31, 2009.
     The FHLB Boston is a cooperative that provides funding to its member institutions. FHLB Boston stock has a number of unique characteristics:
•	restricted ownership — FHLB Boston stock can only be sold to/from the FHLB Boston or a member institution;

•	par stock — FHLB Boston stock is sold and redeemed at par; and,

•	lacks a market — because of its ownership structure, there is no real “market” for FHLB Boston stock, other than the FHLB Boston or other member institutions.
Independent purchases FHLB Boston stock proportional to the volume of funding received and views those purchases as a necessary long-term investment for the purposes of balance sheet liquidity and not investment return. Statement of Position 01-6 states that FHLB stock is generally viewed as a long-term investment. Accordingly, when evaluating FHLB Boston stock for impairment, its value should be determined based upon the ultimate recoverability of the par value rather than by recognizing temporary declines in value.
     A number of positive and negative factors were considered in evaluating FHLB Boston stock for OTTI:
•	the FHLB Boston exceeded all required capital ratios at September 30 and December 31, 2008;

•	net income was positive for the nine month period ended September 30, 2008 at $158.4 million;

•	the FHLB Boston reported a net loss for the twelve-month period ended December 31, 2008 of $(116) million. This loss, however, was mitigated by an increase in cash flow from operations to $241 million in the same period;

•	the FHLB Boston exceeded all its liquidity guidelines on both a structural and contingency liquidity basis and in fact, both measures improved materially from September to December 2008;

•	the unrealized losses on the FHLB Boston’s private mortgage backed held to maturity securities increased from $(179) million to $(1.3 billion) and $(1.6 billion) at

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Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

December 31, 2007, September 30, 2008 and December 31, 2008, respectively. In considering this information management noted that: the FHLB Boston concluded these unrealized losses were not other than temporary as of each period presented; and, Moody’s published a report in January 2009 titled “Rating Implications on the Federal Home Loan Banks from Other than Temporary Impairments” in which Moody’s recognized that, while the gross unrealized losses related to these securities was significant, “the true economic losses” were “manageable given the FHLBanks capital levels”. Moody’s also noted in its analysis “expectations that these firms have a very high degree of government support”.

•	as of February 28, 2009 the FHLB Boston Long-Term and Short-Term credit ratings were AAA/ A-1+ by S&P and Aaa/P-1 by Moody’s;

•	the FHLB Boston continues to meet its debt obligations; and,

•	the FHLB Boston suspended dividends and placed a moratorium on excess stock repurchases. In light of the financial condition of the FHLB Boston and Independent’s investment in FHLB Boston stock as a long-term investment, management views these actions by the FHLB Boston as appropriate short-term actions.
Based upon the reasons set forth above, management concluded Independent’s investment in FHLB Boston stock was not subject to OTTI as of December 31, 2008 and March 31, 2009.
     Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide the requested disclosure in future filings.
Signatures
Comment: Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.
Response: Independent understands that General Instruction D(2)(a) of Form 10-K requires the signature of Independent’s Principal Accounting Officer or Controller. For many years Independent’s Chief Financial Officer Denis K. Sheahan also served as Independent’s Principal Accounting Officer and signed the 10-K in both capacities. In 2008 Mr. Sheahan named Independent’s Controller Barry H. Jensen to the position of Principal Accounting Officer. Independent, however, inadvertently omitted Mr. Jensen’s signature from the 10-K. As requested, Independent will amend the signature page to the 10-K to include the signature of Mr. Jensen, Independent’s current Principal Accounting Officer, and will file that amended signature page with the Commission by means of a 10-K/A filing. As Mr. Jensen is currently on vacation, Independent anticipates filing the 10-K/A with the Commission by Friday, August 14, 2009.

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August 6, 2009

Form 10-Q for the fiscal quarter ended March 31, 2009
Note 4 — Securities, Page 11
Comment: We refer to your investment securities tables on pages 11-12. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:
•	Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

•	Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g. prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

•	Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).
Response: Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide information regarding the additional security types, to the extent applicable and material, in future filings.
Comment: Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.
Response: Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide the requested disclosure in future filings.
Comment: Please revise future filings to provide the disclosure required by paragraph 43 of FSP FAS 115-2 and 124-2 as it relates to the amount of other-than-temporary impairment (“OTTI”) related to credit losses recognized in earnings.

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Response: Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide the requested disclosure in future filings.
Comment: We note that a significant portion of your unrealized losses on investment securities are attributable to your bank and insurance trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, please provide us with and revise your future filings to disclose the following information with respect to your trust preferred securities as of the most recent period end (in tabular format):
•	deal name

•	single issuer or pooled

•	class/tranche

•	book value

•	fair value

•	unrealized gain/loss

•	OTTI recognized

•	credit rating for each class/tranche

•	number of banks currently performing

•	actual deferrals and defaults as a percentage of original collateral

•	expected deferrals and defaults as a percentage of remaining performing collateral

•	current subordination as a percentage of remaining performing collateral
Response: Independent provides the tables set forth below in response to this comment:

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August 6, 2009

				Non-Credit			Total Other-Than-
				Related Other-			Temporary
			Gross Unrealized	Than-Temporary		Lowest Credit Ratings as of	Impairment thru
Deal Name	Class	Amortized Cost*	Gain/(Loss)	Impairment	Fair Value	June 30, 2009	June 30, 2009
	(Dollars in Thousands)
Pooled Trust Preferred Securities
Pooled Trust Preferred Security A	Cl	$4,959	$(3,943)	$—	$1,016	CC (Fitch); Caa3 (Moody’s)	$—
Pooled Trust Preferred Security B	D	1,310	—	(1,303)	7	C (Fitch)	(3,504)
Pooled Trust Preferred Security C	C1	1,003	—	(819)	184	C (Fitch)	(819)
Pooled Trust Preferred Security D	D	403	—	(401)	2	C (Fitch)	(996)
Pooled Trust Preferred Security E	C1	3,468	—	(2,924)	544	CC (Fitch); Ca (Moody’s)	(2,924)
Pooled Trust Preferred Security F	B	1,886	(1,010)	—	876	BBB-(S&P)	—
Pooled Trust Preferred Security G	A1	2,861	(1,250)	—	1,611	B3 (Moody’s)	—

		$15,890	$(6,203)	$(5,447)	$4,240		$(8,243)

Single Issuer Trust Preferred Securities
Single Issuer-AFS	N/A	$4,978	$(2,181)	$—	$2,797	Baal (Moody’s)	$—

Single Issuer One-HTM	N/A	$5,138	$(988)	$—	$4,150	B (S&P)	$—
Single Issuer Two-HTM	N/A	1,538	(384)	—	1,154	BBB-(S&P)	—
Single Issuer Three-HTM	N/A	3,112	(401)	—	2,711	N/R	$—

		$9,788	$(1,773)	$—	$8,015		$—

Non-Agency Collateralized Mortgage Obligations
CMO One	A19	$7,494	$—	$(1,151)	$6,343	Bl (Moody’s)	$(1,244)
CMO Two	2A1	11,122	(781)	—	10,341	CCC (Fitch)	—

		$18,616	$(781)	$(1,151)	$16,684		$(1,244)

*	For the securities deemed impaired the amortized cost reflects previous OTTI recognized in earnings.

	Number of Performing		Total Projected	Excess Subordination (After
	Banks and Insurance	Current	Defaults/Losses (as a %	Taking Into Account Best
	Cos. in Issuance	Deferrals/Defaults/Losses (As	of Performing	Estimate of Future
Deal Name	(Unique)	a % of Original Collateral)	Collateral)	Deferrals/Defaults/Losses) *
Pooled Trust Preferred Securities
Trust Preferred Security A	76	20.59%	27.08%	5.04%
Trust Preferred Security B	76	20.59%	27.08%	0.00%
Trust Preferred Security C	62	20.30%	20.06%	5.45%
Trust Preferred Security D	62	20.30%	20.06%	0.00%
Trust Preferred Security E	63	16.49%	21.19%	2.45%
Trust Preferred Security F	41	13.89%	20.66%	42.52%
Trust Preferred Security G	41	13.89%	20.66%	23.71%

Non-Agency Collateralized Mortgage Obligations
CMO One	N/A	0.21%	4.44%	0.53%
CMO Two	N/A	0.56%	5.07%	0.00%

*	Excess subordination represents the additional default/losses in excess of both current and projected defaults/losses that the security can absorb before the security experiences any credit impairment.
     Independent has separately identified both pooled issuances and single issuer trust preferred securities in these tables by a generic title rather than deal name and issuer, and proposes to do so in future filings with the Commission, to avoid the risk of supplying proprietary information about a specific security in Independent’s investment portfolio that could be used to the detriment of both Independent and its investors.
     Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide disclosure in future filings consistent with the tables set forth above.
Comment: We note your discussion on page 13 of the quantitative and qualitative factors considered in assessing your investment securities for OTTI. It is not clear from your disclosure how

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you determine whether a credit loss exists for those securities in an unrealized position that you do not intend to sell and for which it is not more likely than not that you will be required to sell. For example, it is not clear whether you calculate your best estimate of the present value of cash flows expected to be collected for those securities in accordance with paragraphs 23-24 of FSP 115-2 and 124-2 or whether you simply rely on various other quantitative and qualitative factors to determine whether a credit loss exists. Please advise and revise your future filings to clarify.
Response: Management prepares an estimate of the expected cash flows for investment securities that potentially may be deemed to have OTTI. This estimate begins with the contractual cash flows of the security, which is then reduced by an estimate of probable credit losses associated with the security. When estimating the extent of probable credit losses, management considers the strength of the underlying bank or insurance company issuers of the securities. Indicators of diminished credit quality of the issuers includes defaults, interest deferrals, or “payments in kind.” Management also considers those factors listed in paragraph 25 of FSP FAS 115-2 and 124-2 when estimating the ultimate realizability of the cash flows for each individual security. The resulting estimate of cash flows after considering credit is then subject to a present value computation using a discount rate equal to the current yield used to accrete the beneficial interest or, if not within the scope of EITF Issue No. 99-20, the effective interest rate implicit in the security at the date of acquisition. If the present value of the estimated cash flows is less than the current amortized cost basis, an OTTI is considered to have occurred and the security is written down to the fair value indicated by the cash flows analysis. Any portion of the decline in fair value considered to be OTTI charge that is not due to the reduction in cash flows due to credit is considered a decline due to other factors such as liquidity or interest rates. As part of the analysis, management considers whether it intends to sell the security or whether it is more than likely than not that Independent would be required to sell the security before the recovery of its amortized cost basis.
     In determining which portion of the OTTI charge is related to credit, and what portion is related to other factors, management considers the reductions in the cash flows due to credit and ascribe that portion of the OTTI charge to credit. Simply, to the extent the estimated cash flows do not support the amortized cost, that amount is considered credit loss and the remainder of the OTTI charge is considered due to other factors, thus not recognized in earnings, but rather through other comprehensive income.
     Independent has attempted to address this comment in its Form 10-Q for the fiscal quarter ended June 30, 2009 that has just been filed with the Commission and will provide the requested disclosure in future filings consistent with the response set forth above.
Comment: With respect to your trust preferred securities (both single issuer and pooled) with significant unrealized losses as of the end of the period, please identify the key difference between the cash flow analysis (or other valuation model) used to determine the fair value of the

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security and the cash flow analysis used to support your OTTI assessment and provide objective evidence that reconciles the significant difference in the results between these two measures.
Response: Independent is required to record available-for-sale securities at fair value on its balance sheet at a value determined in accordance with FASB Statement No. 157 and related FASB Staff Positions. For those securities that are within the scope of EITF Issue No. 99-20, an evaluation as to the existence of an OTTI is performed in accordance with the provisions of that issue.
     The fair value of available-for-sale securities recorded in the balance sheet is determined in accordance with Statement 157. A comprehensive analysis of collateral credit and collateralized debt obligation (“CDO”) structure is performed. A set of collateral specific assumptions are derived from this analysis and cash flow projections are developed. In order to arrive at valuations for the instruments the expected future cash flows produced by the model are discounted. Generally, the choice of discount rates is intended to reflect the uncertainty inherent in the predictions of cash flows. The specific discount rates chosen are comparable to those observed in the market for similarly rated CDO instruments, such as high yield collateralized loan obligations.
     For purposes of determining whether an OTTI exists, the same cash flow data is utilized as above but, as required by EITF Issue No. 99-20, the cash flows estimated as of the financial reporting date are discounted at a rate equal to the current yield used to accrete the beneficial interest, rather than a observable market rate, which is the requirement under Statement 157. An actual example of this is as follows:

	Bond Yield (99-20)	Discount Rate (FV)
Pooled Trust Preferred Security D	Libor +180	18%
Pooled Trust Preferred Security B	Libor +200	18%
If the value based upon the bond’s yield is below cost, an OTTI is deemed to exist and the amortized cost is written down to fair value, through earnings, to the extent the amount of the OTTI is credit related. In determining whether an OTTI exists, management also considers the lag time between the availability of data and the current market conditions. For example, if management is aware that negative trends related to interest deferrals and defaults for certain issuers exist, but are not yet factored into the estimated cash flow analysis, that knowledge will be taken into consideration when determining the amount of the OTTI loss to be recorded.
     Management acknowledges, and has stated in previous filings, that the process for determining the fair value of investment securities for which a liquid market does not exist requires extensive judgment on the part of management and is subject to considerable volatility

VIA ELECTRONIC MAIL AND
FILED VIA EDGAR AS CORRESPONDENCE
Ms. Jessica Livingston
Ms. Kathryn McHale
Financial Services Group
United States Securities and Exchange Commission
August 6, 2009

due to the current market conditions. This judgment is no less extensive when determining whether an OTTI exists, and what portion, if any, is related to credit loss.
Independent’s Acknowledgement of Responsibility for SEC Filings
     Independent acknowledges that:
•	Independent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Independent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Conclusion
     I trust this letter addresses the Staff’s comments. If the Staff has any questions regarding Independent’s responses, has any additional comments, or otherwise requires any additional information please contact me or my colleague Denis K. Sheahan. I may be reached by telephone at 781-982-6158 and by electronic mail at edward.seksay@rocklandtrust.com. Mr. Sheahan may be reached by telephone at 781-982-6341 and by electronic mail at denis.sheahan@rocklandtrust.com. As I will be on vacation from Friday August 7th through and including Friday August 14th, please contact Mr. Sheahan in my absence.
Yours truly,
/s/ Edward H. Seksay
Edward H. Seksay
General Counsel

cc:	Christopher Oddleifson, CEO (via email)
Denis K. Sheahan, Chief Financial Officer (via email)
Barry H. Jensen, Chief Accounting Officer and Controller (via email)
Maureen Gaffney, Director of Financial Reporting (via email)
Jeanette Fritz (via email)
Harrison E. Holbrook, III (via email)
James A. McDaniel, Esq. (via email)